SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15a-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated

January 29, 2013

Partner Communications Company Ltd.
(Translation of Registrant’s Name Into English)

8 Amal Street
Afeq Industrial Park
Rosh Ha’ayin 48103
Israel

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒   Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐   No ☒

(If “Yes” is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82-               )

This Form 6-K is incorporated by reference into the Company’s Registration Statements on Form S-8 filed with the Securities and Exchange Commission on December 4, 2002 (Registration No. 333-101652), September 5, 2006 (Registration No. 333-137102) and on September 11, 2008 (Registration No. 333-153419)

Enclosure:	Partner Communications announces the closing of the transactions between Scailex and S.B. Israel Telecom and between S.B. Israel Telecom and Leumi Partners

Scailex Corporation Ltd.
("Scailex" or "the Company")
48 Ben Zion Galis St., Petach Tikva 49277
Tel: 03-9057730 Fax: 03-9300424

January 29, 2013

To Israel Securities Authority 22 Kanfei Nesharim St. Jerusalem 95464 (Via Magna)	To The Tel-Aviv Stock Exchange Ltd. 54 Ahad Ha'am St. Tel-Aviv 65202 (Via Magna)

Dear Sir/Madam,

Re: Consummation of an agreement for the sale of a portion of
Partner shares owned by the Company

(Immediate Report pursuant to Regulation 36(A) of the Securities Regulations (Periodic and
Immediate Reports), 5730 – 1970)

Further to the Immediate Report published by the Company on November 30, 2012 (reference no.: 2012-01-297369; this reference constitutes inclusion by way of referral) (“the Original Report”), concerning its engagement in an agreement on that date (“the Purchase Agreement”) with S.B. Israel Telecom Ltd. (“the Buyer”), an Israeli special-purpose vehicle (SPV) controlled by Saban Capital Group, according to which the Company will sell to the Buyer a portion of Partner shares owned by the Company, all being pursuant to the conditions specified in the Purchase Agreement, the principal conditions of which are described in the Original Report; and further to the Immediate Report filed by the Company on December 12, 2012 (reference no.: 2012-01-308136; this reference constitutes inclusion by way of referral) in which the Company reported certain updates with respect to the Purchase Agreement, including with reference to the dates set forth therein and with respect to accounting, tax and cash flow implications of the Purchase Agreement; and further to the Immediate Report published by the Company on December 24, 2012 (reference no.: 2012-01-318807; this reference constitutes inclusion by way of referral), in which the Company furnished updates with respect to the fulfillment of some of the suspending conditions that are required for the consummation of the Purchase Agreement which are specified in clause 4(a) of the Original Report: the approval of the holders of the public notes, approval of Mizrahi Tefahot Bank Ltd. and clarification that the transaction, which is the subject of the Purchase Agreement, is not subject to the approval of the Antitrust Commissioner and does not require a report to him; and further to the Immediate Report filed by the Company on January 21, 2013 (reference no.: 2013-01-019908; this reference constitutes inclusion by way of referral), in which the Company reported, inter alia, the receipt of the Minister of Communications’ approval for the closing of the transaction, which is the subject of the Purchase Agreement; the Company hereby reports as follows:

1.
On January 29, 2013 (“the Consummation Date” as defined in the Original Report), the majority of the transaction, which is the subject of the Purchase Agreement, was consummated. As part of the transaction, the Company sold to the Buyer 47,833,333 Partner shares ("the Sold Shares"), of which the Company transferred to the Buyer on the Consummation Date 44,850,000 Partner Shares, which constitute, correct to date, approximately 28.82% of Partner’s share capital, while the Company retained the right to receive the share of the dividend, as specified in clause 7 below. In consideration of the Sold Shares, the Buyer paid the Company on the Consummation Date, a total of NIS 250 million in cash and in addition the Buyer assumed the Company’s entire debt in the amount of USD 300 million, which had been provided to the Company by Advent Investment Pte. Ltd. (“Advent”), a Singapore corporation controlled by the Hutchison Group (“the Advent Loan”), concurrently and as an integral part of the consummation of the assignment agreement of the same date between the Company and Advent (as defined in clause 7.1 of the Original Report). Accordingly, as of the Consummation Date, the Company was fully released from any indebtedness in respect of the Advent Loan. In addition, on the Consummation Date, the reciprocal waiver and release document between the Company and Advent came into effect, by virtue whereof the Company and Advent each irrevocably and unconditionally waived towards each other and any party on its behalf, any claim and/or allegation that might exist between them in relation to the Advent Loan (as specified in clause 7.2 of the Original Report).

2.
Furthermore, to the best of the Company’s knowledge and as it was informed by the Buyer, on the Consummation Date, the Buyer purchased from Leumi Partners Ltd. (which is subrogating for Bank Leumi le-Israel B.M.) (“BLL”), 3,200,000 Partner shares, which constitute, correct to date, approximately 2.06% of Partner’s share capital (“BLL Transaction”). Despite that stated in clause 1.4 of the Original Report, the Company did not purchase Partner shares from BLL on the Consummation Date. Within the scope of the BLL Transaction, the Company and BLL agreed to amend the purchase agreement between them dated August 21, 2009, the principal provisions of which were specified in the Immediate Report published by the Company on August 23, 2009 (reference no.: 2009-01-204756; this reference constitutes inclusion by way of referral). Pursuant to the said amendment, which came into effect on the Consummation Date, the minority shareholder rights of BLL, pursuant to the purchase agreement between BLL and the Company, were terminated, which include: a tag-along right, reserving of rights in the instance of a change of control, the right to appoint a director and particular veto rights, as well as restrictions on interested-party transactions in Partner.

3.
On the Consummation Date, the shareholders’ agreement that was signed between the Company and the Buyer came into effect, which regulates their rights in Partner and their relations as controlling shareholders of Partner (for a description of this agreement, see clause 8 of the Original Report).

4.
Subsequent to the completion of the transactions described above, the Company and the Buyer severally hold approximately 15.73% and approximately 30.87%, respectively, of Partner’s share capital. In accordance with the Purchase Agreement, the Company has the right to appoint two directors to Partner's Board of Directors, and accordingly, Ilan Ben- Dov, the chairman of the Board of Directors of the Company and Yahel Shachar, the Company's CEO, will continue to serve as members of Partner's Board of Directors. Suny Electronics Ltd., the controlling shareholder of the Company, which is not a party to the transaction, holds approximately 1.40% of Partner’s share capital, while the public holds the balance of the holdings.

5.
Upon the Company’s release from its debt in respect of the Advent Loan, as specified above in clause 1, the balance of the Company’s indebtedness has been reduced by a total of USD 300 million, i.e., by approximately NIS 1.121 billion correct to January 29, 2013.

6.
Further to that stated in the aforesaid Immediate Report of December 12, 2012, concerning the accounting, tax and cash flow implications relative to the Company, in light of the decrease of the Partner share rate on the stock exchange and in light of the decrease of the dollar exchange rate2, the total accounting implications on the Company's financial reports after consummation of the transaction shall result in a loss for the shareholders of the Company of approximately NIS 225 million, based on the data in the Company's books correct to September 30, 3012, regarding investment in Partner and without taking into account the consideration with respect to the share of the dividend. As specified above and below, the Company retained the right to receive the sum of the share of the dividend with respect of the shares that were transferred on the Consummation Date. Assuming that the complete share of the dividend shall be received, the Company will record income from dividend with respect to the said share of the dividend in the amount of approximately NIS 115 million, and in light of the transfer of the additional shares, as described in clause 7 below, net income in the amount of approximately NIS 54 million shall be recorded3. It should be noted that in light of the decrease of the dollar exchange rate, a profit will be recorded as a result of the decrease in the commitment value for the Advent Loan. In addition, additional changes may occur after the Company will complete its examinations with respect to the accounting, tax and cash flow implications until the date that the Company's financial reports for December 31, 2012 will be published.

7.
The Company wishes to call the investors’ attention to the fact that an additional part of the transaction, which is the subject of the Purchase Agreement has not yet been consummated, as specified in clause 1.3 of the Original Report. Within the scope of this additional part, which is expected to be executed on a deferred consummation date (one or more), subject to the fulfillment of the relevant suspending conditions, the Company shall transfer to the Buyer a pro rata portion from 2,983,333 additional Partner shares that are clear and free of any lien (approximately 1.92% of Partner’s share capital), pro rata of the sum of the share of the Dividend to be transferred to the Company at the time of said transfer. The sum of the share of the Dividend is up to NIS 115 million and reflects a dividend per Partner share of up to NIS 2.56994 in respect of each of the 44,850,000 Partner shares that the Company transferred to the Buyer on the Consummation Date, this being in respect of dividends that Partner shall distribute at the height of Partner’s distributable profits correct to December 31, 2012, if it decides to distribute. This sum shall be reduced proportionately (directly proportionate), insofar as Partner’s total distributable profits correct to December 31, 2012 shall be less than NIS 400 million.

1 In accordance with the exchange rate of the dollar correct to January 28, 2013
2 In accordance with the Partner share rate and the dollar exchange rate correct to January 28, 2013
3 In accordance with the Partner share rate correct to January 28, 2013. The actual amount will be determined in accordance with the investment value in Partner in the Company's books upon receipt of the consideration with respect to the share of the dividend.

The Company wishes to emphasize that the consummation of the additional part of the transaction on the deferred consummation date (one or more), is subject to suspending conditions that are not within the Company’s control, such as: the extent of Partner’s distributable profits; resolutions that will be adopted by the authorized organs of Partner (if such resolutions shall be adopted) with respect to dividend distribution, the sum and the timing of the distribution; a release from lien and/or a purchase of Partner shares that are clear and free of lien, at a quantity that is sufficient for the purpose of executing the additional part of the transaction and/or the obtaining of financing for it.

Sincerely, Scailex Corporation Ltd. by: Mr. Yahel Shachar, C.E.O.

PARTNER COMMUNICATIONS ANNOUNCES THE CLOSING
OF THE TRANSACTIONS BETWEEN SCAILEX AND S.B.
ISRAEL TELECOM AND BETWEEN S.B. ISRAEL TELECOM
AND LEUMI PARTNERS

Rosh Ha’ayin, Israel, January 29, 2013 - Partner Communications Company Ltd. ("Partner" or "the Company") (NASDAQ and TASE: PTNR), a leading Israeli mobile communications operator, announces the closing of the transaction between Scailex Corporation Ltd. ("Scailex"), and S.B. Israel Telecom Ltd. ("S.B. Israel Telecom"), an affiliate of Saban Capital Group Inc., pursuant to which Scailex sold and transferred to S.B. Israel Telecom approximately 28.82% of the issued and outstanding share capital of Partner.

For more information, see the Company's press releases and immediate reports on Form 6-K dated December 2/3, 2012, December 12, 2012 and January 21/22, 2013.

Following the completion of the transaction, certain directors resigned from Partner's Board of Directors and the following new directors were appointed: Mr. Arieh Saban, Mr. Adam Chesnoff, Mr. Shlomo Rodav, Mr. Fred Gluckman, Mr. Elon Shalev, Mr. Sumeet Jaisinghani and Mr. Yoav Rubinstein.

Further to the Company's press release and immediate report on Form 6-K dated January 24, 2013 regarding the share purchase agreement entered into between Leumi Partners Ltd., a company wholly owned by Bank Leumi le-Israel B.M., and S.B. Israel Telecom, according to which S.B. Israel Telecom will purchase from Leumi Partners approximately 2.06% of the issued and outstanding share capital of Partner, the Company has been informed by S.B. Israel Telecom that its transaction with Leumi Partners, has been completed concurrently with the closing of the transaction between Scailex and S.B. Israel Telecom.

Accordingly, following the consummation of the above transactions, S.B. Israel Telecom holds approximately 30.87% of the issued and outstanding share capital of the Company.

For more information regarding the transaction between Scailex and S.B. Israel Telecom, see Scailex's full immediate report at: http://maya.tase.co.il/bursa/report.asp?report_cd=792774 or its informal English translation attached hereto and to our immediate report on Form 6-K to be furnished to the Securities and Exchange Commission today.

Forward-Looking Statements

This press release includes forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933, as amended, Section 21E of the US Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995. Words such as "believe", "anticipate", "expect", "intend", "seek", "will", "plan", "could", "may", "project", "goal", "target" and similar expressions often identify forward-looking statements but are not the only way we identify these statements. All statements other than statements of historical fact included in this press release regarding our future performance, plans to increase revenues or margins or preserve or expand market share in existing or new markets, reduce expenses and any statements regarding other future events or our future prospects, are forward-looking statements.

We have based these forward-looking statements on our current knowledge and our present beliefs and expectations regarding possible future events. These forward-looking statements are subject to risks, uncertainties and assumptions about Partner, consumer habits and preferences in cellular telephone usage, trends in the Israeli telecommunications industry in general, the impact of current global economic conditions and possible regulatory and legal developments. For a description of some of the risks we face, see "Item 3D. Key Information - Risk Factors", "Item 4. - Information on the Company", "Item 5. - Operating and Financial Review and Prospects", "Item 8A. - Consolidated Financial Statements and Other Financial Information - Legal and Administrative Proceedings" and "Item 11. - Quantitative and Qualitative Disclosures about Market Risk" in the Company's 2011 Annual Report (20-F) filed with the SEC on March 22, 2012, as amended on March 26, 2012. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this press release might not occur, and actual results may differ materially from the results anticipated. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

About Partner Communications

Partner Communications Company Ltd. ("Partner") is a leading Israeli provider of telecommunications services (cellular, fixed-line telephony and internet services) under the orange™ brand and the 012 Smile brand. The Company provides mobile communications services to over 3 million subscribers in Israel. Partner’s ADSs are quoted on the NASDAQ Global Select Market™ and its shares are traded on the Tel Aviv Stock Exchange (NASDAQ and TASE: PTNR).

For more information about Partner, see: http://www.orange.co.il/en/Investors-Relations/lobby/

About S.B. Israel Telecom Ltd.

S.B. Israel Telecom Ltd. is an affiliate of Saban Capital Group, Inc. ("SCG"). SCG is a leading private investment firm based in Los Angeles specializing in the media, entertainment, and communication industries.

SCG was established in 2001 by Mr. Haim Saban, co-founder of Fox Family Worldwide, a global television broadcasting, production, distribution and merchandising company owned in partnership with Rupert Murdoch and The News Corporation until its sale to The Walt Disney Company in October 2001. The firm currently makes both controlling and minority investments in public and private companies and takes an active role in its portfolio companies. SCG's current private equity investments include Univision (the premier Spanish-language media company in the US); Celestial Tiger Entertainment (a venture with Lionsgate and Astro, Malaysia’s largest pay TV platform, to launch and operate new branded pay television channels across Asia); Taomee (China's leading children's online entertainment company); MNC (Indonesia's largest and only vertically-integrated media company); and Sky Vision (Indonesia’s largest Pay TV platform). Saban Brands LLC, an affiliate of SCG, was formed in 2010 to acquire, manage and license entertainment properties and consumer brands across media and consumer platforms globally, and currently holds the rights to Power Rangers and Paul Frank Industries in its portfolio. With offices in Los Angeles and Hong Kong, SCG actively manages a globally diversified portfolio of investments across public equities, credit, alternative investments, and real property assets.

For more information about SCG, see: http://www.saban.com.

About Scailex Corporation Ltd.
Scailex Corporation Ltd. currently operates in two major domains of activity in addition to its holding in Partner: (1) the sole import, distribution and maintenance of Samsung mobile handset and accessories products primarily to the major cellular operators in Israel (2) management of its financial assets. Scailex's shares are traded on the Tel Aviv Stock Exchange under the symbol SCIX and are quoted on "Pink Quote" under the symbol SCIXF.PK.

For more information about Scailex, see: http://www.scailex.com.

Contacts:

Mr. Ziv Leitman Chief Financial Officer Tel: +972-54-7814951 E-mail: investors@orange.co.il	Ms. Yaffa Cohen-Ifrah Head of Investor Relations Tel: +972 54 909 9039 E-mail: Yaffa.cohenifrah@orange.co.il

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Partner Communications Company Ltd.

By:	/s/ Ziv Leitman
Name: Ziv Leitman
Title: Chief Financial Officer

Dated: January 29, 2013